UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Mobile-health Network Solutions

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

+65 6222 5223

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

As previously disclosed, on February 3, 2025, Mobile-health Network Solutions (the “Company”) held its Extraordinary General Meeting (the “Meeting”). At the Meeting, among other resolutions approved, the shareholders approved (i) the Company undertakes a share consolidation (the “Share Consolidation”) whereby (i) every eight (8) issued and unissued existing Class A Ordinary Shares of a par value of US$0.000004 each of the Company (the “Pre-Consolidation Class A Ordinary Shares”) shall be combined into one Class A Ordinary Share of the Company of a par value of US$0.000032 each (the “Post-Consolidation Class A Ordinary Shares”), with such Post-Consolidation Class A Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Consolidation Class A Ordinary Shares as set out in the Existing M&A and (ii) every eight (8) issued and unissued existing Class B Ordinary Shares of a par value of US$0.000004 each of the Company (the “Pre-Consolidation Class B Ordinary Shares”, together with the Pre-Consolidation Class A Ordinary Shares, the “Pre-Consolidation Ordinary Shares”) shall be combined into one Class B Ordinary Share of the Company of a par value of US$0.000032 each (the “Post-Consolidation Class B Ordinary Shares”, together with the Post-Consolidation Class A Ordinary Shares, the “Post-Consolidation Ordinary Shares”), with such Post-Consolidation Class B Ordinary Shares having the same rights and being subject to the same restrictions as the Pre-Consolidation Class B Ordinary Shares as set out in the Existing M&A, with such Share Consolidation to be effective from 28 February 2025, provided that the closing bid price for the Company’s Ordinary Shares on the Nasdaq Capital Market is not equal to or more than $1.00 per Class A Ordinary Share for a minimum of ten consecutive business days before February 27, 2025 as per the requirements in the Listing Rules; and (ii) immediately following the Share Consolidation, the authorized share capital of the Company will be US$50,000 divided into 781,250,000 Class A Ordinary Shares and 781,250,000 Class B Ordinary Shares, with par value of US$0.000032 each.

On February 28, 2025, the Company effected the Share Consolidation, and as a result, (i) every eight (8) Pre-Consolidation Class A Ordinary Shares were combined into one Post-Consolidation Class A Ordinary Shares, and (ii) every eight (8) Pre-Consolidation Class B Ordinary Shares were combined into one Post-Consolidation Class B Ordinary Share.

As a result of the Share Consolidation, the number of outstanding Class A Ordinary Shares will be reduced from 22,816,212 Class A Ordinary Shares to approximately 2,852,027 Class A Ordinary Shares (subject to rounding up of fractional shares to the nearest whole number).

Upon the opening of business on March 10, 2025, the Company’s Class A Ordinary Shares will begin trading on the Nasdaq Capital Market (“Nasdaq”) on a post-share combination basis under the current symbol “MNDR”. The new CUSIP number of the Company’s shares will be G62264117.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mobile-health Network Solutions

Date: March 6, 2025	By:	/s/ Siaw Tung Yeng
	Name:	Siaw Tung Yeng
	Title:	Co-Chief Executive Officer

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